

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 15, 2018

Ronald T. Hundzinski
Vice President and Chief Financial Officer
BorgWarner Inc.
3850 Hamlin Road
Auburn Hills MI 48326

>   **Re: BorgWarner Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 9, 2017**
>   **File No. 001-12162**
>   **Form 10-K for Fiscal Year Ended December 31, 2017**
>   **Filed February 8, 2018**
>   **File No. 001-12162**

Dear Mr. Hundzinski:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure